SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                                 FORM 11-K



[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended December 31, 1994

       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ........... to ..............

Commission file number 1-4982

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       PARKER-HANNIFIN EMPLOYEES'
                    SAVINGS PLUS STOCK OWNERSHIP PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     PARKER-HANNIFIN CORPORATION
                         17325 EUCLID AVENUE
                        CLEVELAND, OHIO  44112

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                      INDEX OF FINANCIAL STATEMENTS


                                                                    PAGE

Report of Independent Accountants                                    F-1


Financial Statements:

  Statements of Financial Condition at December 31, 1994 and 1993    F-2

  Statements of Income and Changes in Plan Equity for the years
     ended December 31, 1994 and 1993                                F-2

  Notes to Financial Statements                                   F-3 to F-16

Coopers                                   Coopers & Lybrand L.L.P.
&Lybrand                                  a professional services firm


REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and
   Board of Directors
Parker Hannifin Corporation


We have audited the accompanying statements of financial condition of the Parker-Hannifin Employees' Savings Plus Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Parker-Hannifin Employees' Savings Plus Stock Ownership Plan as of December 31, 1994 and 1993, and the results of its operations and changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Cleveland, Ohio
June 26, 1995
                                    F-1

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                    STATEMENTS OF FINANCIAL CONDITION

CONSOLIDATED
- ------------
                                        December 31, 1994   December 31, 1993
                                        -----------------   -----------------
Assets
Investments at market value (Notes 1 & 4)   $ 305,176,374       $ 296,425,483
Participant loans receivable                   14,659,980
Certus Blended Pool (Note 1)                  158,629,321         128,948,016
Contributions receivable                          895,147             977,092
Investment income receivable                    1,049,790           1,014,458
Security sales receivable                          34,920
Other receivables                                  33,610              33,610
Total assets                                $ 480,479,142       $ 427,398,659

Liabilities & Plan Equity
Dividends payable to participants (Note 5)  $   2,394,461       $   2,042,676
Security purchases payable                        791,787              87,863
Notes payable (Note 3)                         19,733,000          31,367,000
Total liabilities                              22,919,248          33,497,539

Plan equity                                   457,559,894         393,901,120

Total liabilities & plan equity             $ 480,479,142       $ 427,398,659


                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                               Year ended          Year ended
                                        December 31, 1994   December 31, 1993
                                        -----------------   -----------------
Contributions  (Notes 1 & 2):
  Employees' payroll deductions             $  32,662,751       $  30,106,738
  Lump-sum contributions                          256,483              60,922
  Transfers from other plans (Note 2)             364,557           2,181,388
     Total employees' contributions
          and transfers                        33,283,791          32,349,048

  Employer's contributions                     16,341,467          15,417,456

Interest income                                12,399,247          14,871,923
Dividend income - net                           1,878,701           2,187,877
Net appreciation in the fair
  value of investments  (Notes 1 & 4)          32,983,650          41,029,364
Withdrawals and terminations                  (30,278,307)        (29,069,292)
Interest expense (Note 3)                      (2,399,541)         (3,307,612)
Trustee fees and expenses                        (550,234)           (430,723)

Increase in plan equity                        63,658,774          73,048,041

Beginning plan equity                         393,901,120         320,853,079

Ending plan equity                          $ 457,559,894       $ 393,901,120

    The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION
The investments in Parker-Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Key Trust Employee Benefits Value Equity Fund and the Key Trust Employee Benefits Fixed Income Fund are valued as of the last reported trade price on the last business day of the period. The Parker-Hannifin Employees' Savings Plus Stock Ownership Plan (the Plan) presents in the Statement of Income and Changes in Plan Equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

Investments in contracts issued by Certus and the Key Trust Employee Benefits Money Market Fund are valued at market, which approximates cost.

Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are with major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

CONTRIBUTIONS
Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

Company contributions are invested solely in the ESOP Fund.

OTHER
Purchases of securities are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the Funds to which they relate and netted against interest income. All other costs and expenses incurred in administering the Plan, including fees of the Trustee, are paid out of the Plan's assets, unless the Company elects to pay such costs.

Effective January 1, 1994 the Company added a loan provision to the Plan. This allows an active participant to borrow a minimum of $500 and up to a maximum of a) 50% of their account balance or b) $50,000 minus the largest outstanding loan balance they had in the last 12 months, whichever is less. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Once a loan is paid off, a participant must wait a full 3 months before applying for another loan.

RECLASSIFICATIONS
Certain items in the prior year financial statements have been reclassified to conform to the current year presentation.

2. CONTRIBUTIONS AND TRANSFERS

PARTICIPANT PAYROLL DEDUCTION CONTRIBUTIONS
A participant may elect to contribute, through payroll deductions, not less that 1% nor more than 15% of his total compensation for a Plan year and may change such percentage as of January 1, April 1, July 1, or October 1 of any year. The amount which a highly compensated employee may contribute may be limited in order to comply with IRC sections 401(k) and 401(m). A participant may suspend his contributions at any time, but upon suspension is not permitted to resume contributions until the January 1, April 1, July 1, or October 1 next following the completion of a six-month period commencing on the date of such suspension. Upon enrollment or re-enrollment, each participant stipulates his contributions to be invested in accordance with the following investment options:

(a) 25% or 50% in the Company Stock Fund. The Company Stock Fund is invested by the Trustee primarily in Common Shares of the Company purchased on the open market.

(b) 25%, 50%, 75% or 100% in the Fixed Income Fund. The Fixed Income Fund is invested by and at the discretion of the Trustee in Treasury bills, bonds, preferred stocks, or other fixed income instruments of issuers other than the Company.

(c) 25%, 50%, 75% or 100% in the Equity Fund. The Equity Fund is invested by and at the discretion of the Trustee in common stock and other securities convertible into common stock of issuers other than the Company.

(d) 25%, 50%, 75% or 100% in the Contract Income Fund. Investments in the Contract Income Fund are invested and managed by Certus Financial
Corporation and invested in a pool of assets consisting primarily of contracts providing for a contracted rate of return; the pool will provide a blended rate of return from all the assets in the pool.

(e) 25%, 50%, 75% or 100% in the Balanced Fund. The Balanced Fund is invested by and at the discretion of the Trustee primarily in bonds, convertible securities, money market investments, and common stocks of issuers other than the Company.

PARTICIPANT LUMP-SUM CONTRIBUTIONS
Each year a participant may elect to make an annual voluntary lump-sum contribution as of December 31, providing he is actively contributing to the Plan. The amount of any lump-sum contribution, when added to a participant's payroll deduction contributions during the plan year, may not exceed an amount equal to 15% of his total compensation for the year. The highly compensated employees may be prohibited from making such contributions.

A participant's voluntary lump-sum contribution may be invested in the same manner as payroll deduction contributions except that 25%, 50%, 75% or 100% of such contribution may be invested in the Company Stock Fund.

TRANSFER OF PROFIT-SHARING ACCOUNT BALANCES
A participant who has a Profit-Sharing account balance under the Retirement Plan may make an irrevocable election to have his entire account balance transferred to the Plan. The account balance may be transferred as of January 1, April 1, July 1 or October 1 and may only be invested in the Contract Income Fund under the Plan.

TRANSFERS FROM OTHER PLANS
As a result of acquisitions, $364,557 in 1994 and $2,181,388 in 1993, was transferred into the Plan from the account balances of the LDI Pneutronics and the TRW Stock Savings Plan, respectively.

TRANSFERS AMONG SAVINGS PLAN FUNDS
As of any January 1, April 1, July 1, or October 1, any participant may elect to transfer, in 25% increments, his account balances attributable to his contributions invested in the Company Stock Fund, the Equity Fund, the Fixed Income Fund, the Balanced Fund, or funds invested in the Contract Income Fund after January 1, 1990, to one or more of the other Funds (except transfers from the Contract Income Fund to the Fixed Income Fund may only occur as of any January 1).

A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan. A transfer may be made as of any April 1, July 1, October 1, and January 1. Only one transfer is permitted during any twelve-month period.

PARKER-HANNIFIN CORPORATION CONTRIBUTIONS
The Company makes monthly contributions equal to 100% of each participant's deferred compensation (before-tax) contributions attributable to the first 3% of his total compensation for a Plan year, plus 25% of his contributions in excess of 3%, but not in excess of 5%, of his total compensation for such year. In the event the participant makes only regular compensation (after-tax) contributions, the Company matches the first 1% contributed at 50%, and the excess, up to a total of 5% of the participant's total compensation, at 25%. The Company's matching contributions will be made only with respect to participant contributions relating to the first 5% of the participant's total compensation and Company contributions will match the before-tax contributions prior to the after-tax contributions. With regards to lump-sum contributions, the Company matches only participant contributions which, when added to payroll deduction contributions for such Plan year, do not exceed 5% of his total compensation for such year. Company contributions are invested solely in the ESOP Fund.

PLAN PARTICIPANTS
The number of active participants in each fund at December 31, 1994 and 1993 are as follows:
                                1994        1993
                               -----       -----
Company Stock Fund             4,046       3,807
Fixed Income Fund              3,307       3,265
Equity Fund                    6,591       6,070
Contract Income Fund           7,717       8,247
Balanced Fund                  3,311       2,911

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

3. ESOP FUND NOTES PAYABLE

During May and June of 1989, the ESOP Fund borrowed $70 million to purchase
2.5 million shares of the Company's common stock on the open market. Commencing July 1, 1989 and continuing over the period of the loan, the shares purchased by the ESOP Fund will be allocated to participants making contributions to the Plan (see Note 2). The ESOP Fund uses Company contributions and cash dividends received on unallocated shares to repay the loan plus interest (8.41% per annum for 1994 and 1993). Graduated principal payments and related interest are due semiannually, commencing December 31, 1989 and ending on June 30, 1996. The loan is guaranteed by the Company. Principal amounts payable in the years ending December 31, 1995 and 1996 are $12,838,000 and $6,895,000 respectively.

4. INVESTMENTS

Investments held by the Plan at December 31, 1994 and 1993 are summarized as follows:
                                     December 31, 1994             December 31, 1993
                                Market Value        Cost      Market Value        Cost
                                ------------     ----------   ------------     ----------
Company Stock Fund
- ------------------
Key Trust Employee Benefits
  Money Market Fund            $     745,563  $     745,563  $     447,554  $     447,554
Parker-Hannifin Common Shares*    46,160,736     25,515,852     41,782,571     27,414,874
   Total                          46,906,299     26,261,415     42,230,125     27,862,428

Fixed Income Fund
- -----------------
Key Trust Employee Benefits
  Money Market Fund                4,058,714      4,058,714        296,226        296,226
U.S. Government Securities**      12,017,627     12,997,776     15,984,440     15,889,651
Non-Convertible
  Corporate Bonds**                4,104,953      4,287,354      3,101,448      3,042,904
   Total                          20,181,294     21,343,844     19,382,114     19,228,781

Equity Fund
- -----------
Key Trust Employee Benefits
  Money Market Fund                  346,502        346,502        118,831        118,831
Key Trust Employee Benefits
  Value Equity Fund               60,988,910     41,853,579     54,673,788     35,360,976
   Total                          61,335,412     42,200,081     54,792,619     35,479,807

Contract Income Fund
- --------------------
Key Trust Employee Benefits
  Money Market Fund                6,179,884      6,179,884     36,740,678     36,740,678
   Total                           6,179,884      6,179,884     36,740,678     36,740,678

Balanced Fund
- -------------
Key Trust Employee Benefits
  Money Market Fund                  158,512        158,512         39,786         39,786
Key Trust Employee Benefits
  Value Equity Fund               13,318,526     13,002,686     10,391,768     10,325,023
Key Trust Employee Benefits
  Fixed Income Fund                8,502,034      8,653,229      6,890,042      6,883,342
   Total                          21,979,072     21,814,427     17,321,596     17,248,151

ESOP Fund
- ---------
Key Trust Employee Benefits
  Money Market Fund                3,742,100      3,742,100      2,782,895      2,782,895
Parker-Hannifin Common Shares*
  Allocated                      118,470,639     71,721,711     87,481,359     63,147,356
  Unallocated                     26,381,674     17,668,734     35,694,097     27,926,092
   Total                         148,594,413     93,132,545    125,958,351     93,856,343


Total Investments              $ 305,176,374  $ 210,932,196  $ 296,425,483  $ 230,416,188


Contract Income Fund
- --------------------
Certus Blended Pool            $ 158,629,321  $ 158,629,321  $ 128,948,016  $ 129,207,999


* The number of Parker-Hannifin common shares held by the Plan were 4,210,904 at December 31, 1994 and 4,385,195 at December 31, 1993.

**The principal amounts of the U.S. Government Securities, Non-Convertible
  Corporate Bonds and Corporate Debt held by the Plan were $16,973,720 at December 31, 1994 and $18,480,088 at December 31, 1993.

The net realized gain (loss) on disposition of investments included in the Plan equity is as follows:


                       Company       Fixed                       Contract
                        Stock        Income         Equity        Income        Balanced        ESOP
                         Fund         Fund           Fund          Fund           Fund          Fund          Total
                     ------------  -----------   ------------  -------------   -----------  ------------   ------------
Year Ended December 31, 1994
- ----------------------------
Selling price        $ 12,085,110  $ 9,569,472   $ 15,110,956  $  75,448,242   $ 7,202,794  $ 28,778,421   $148,194,995
Cost*                  10,239,542    9,665,838     13,809,017     75,443,070     7,203,931    27,344,813    143,706,211
Realized gain (loss) $  1,845,568  $   (96,366)  $  1,301,939  $       5,172   $    (1,137) $  1,433,608   $  4,488,784

Year Ended December 31, 1993
- ----------------------------
Selling price        $  4,982,930  $30,005,469   $ 10,309,037  $ 161,756,404   $38,048,862  $ 22,059,377   $267,162,079
Cost*                   5,009,098   29,176,363      9,428,989    162,922,432    36,675,824    21,776,038    264,988,744
Realized gain (loss) $    (26,168) $   829,106   $    880,048  $  (1,166,028)  $ 1,373,038  $    283,339   $  2,173,335


The net unrealized appreciation (depreciation) of investments included in the
Plan equity is as follows:
                        Company       Fixed                         Contract
                         Stock       Income         Equity           Income       Balanced      ESOP
                         Fund          Fund          Fund             Fund          Fund        Fund          Total
                     ------------  -----------   ------------  -------------   -----------  ------------   ------------
Balance at
  December 31, 1992  $  5,439,004  $   822,763   $ 14,475,680  $     (31,444)  $   490,572  $  5,696,708   $ 26,893,283
Change for
  the fiscal period     8,928,693     (669,430)     4,837,132       (228,539)     (417,127)   26,405,300     38,856,029
Balance at
  December 31, 1993    14,367,697      153,333     19,312,812       (259,983)       73,445    32,102,008     65,749,312
Change for
  the fiscal period     6,277,187   (1,315,883)      (177,481)       259,983        91,200    23,359,860     28,494,866
Balance at
  December 31, 1994  $ 20,644,884  $(1,162,550)  $ 19,135,331  $        -      $   164,645  $ 55,461,868   $ 94,244,178

*Cost of securities sold is determined on an average historical cost basis.

5. VESTING, WITHDRAWALS AND DISTRIBUTIONS
A participant's interest in the Plan attributable to his own contributions and Company contributions is fully vested at all times. A participant may withdraw in cash a portion of his contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts in his separate accounts are distributed to him or, if he is deceased, to his designated beneficiary. If his interest exceeds $3,500, he may defer his distribution up to his attainment of age 70 1/2. Distribution is either in a single payment or in quarterly installments or, if married, a 50% joint and survivor annuity or, if single, a straight life annuity. Amounts held in the Company Stock Fund and ESOP Fund are distributed in the form of Common Shares or if the participant so elects, in the form of cash.
Amounts held in the Fixed Income, Equity, Contract Income or Balanced Funds are distributed in the form of cash.

Dividends received by the ESOP Fund with respect to allocated Company shares are paid to participants subsequent to the end of each plan year.

6. TAX STATUS
The United States Treasury Department advised on December 5, 1989, that the Plan, as restated as of January 1, 1989, constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

Contributions matched by the Company and all earnings are not taxable until distributed to the participants. Participants are allowed to make deferred compensation contributions to the Plan in amounts up to 10% of their total compensation but not to exceed $9,240 in 1994 and $8,994 in 1993 (adjusted annually for cost-of-living increases), as mandated by the Tax Reform Act of 1986. Such contributions are made in accordance with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and are treated for federal income tax purposes as Company contributions. Contributions by the highly compensated employees are limited by testing in accordance with said section 401(k).

7. PLAN TERMINATION
The Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location.
No amendment, modification, suspension, or termination shall provide that assets held in trust by the Trustee may be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant shall continue to be fully vested.

8. ACCOUNTING CHANGES
The American Institute of Certified Public Accountants Audit and Accounting Guide for Audits of Employee Benefits Plans, with conforming changes as of May 1, 1993, no longer allows amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of the Plan's year end to be reflected as Plan liabilities in the Statements of Financial Condition. The cumulative effect of such change was immaterial to the 1993 financial statements.

The amounts, by fund, that would have been reflected as benefits payable at December 31, 1993 are as follows:
                                             1993
                                        -----------
               Company Stock            $   116,270
               Fixed Income                  81,940
               Equity                        84,425
               Contract Income              500,006
               Balanced                      23,308
               ESOP                         269,884

               Total                    $ 1,075,833

9. RECONCILIATION WITH FORM 5500
The Department of Labor requires that amounts owed to withdrawing but unpaid former participants be classified as a plan liability on Form 5500, while these amounts are not reported as a liability in the Statements of Financial Condition. As a result, the following reconciliations were prepared:
                                              1994             1993
                                          -------------    -------------
Plan Equity per Form 5500                 $ 455,848,656    $ 392,825,287

Distributions payable that are allocated
     but unpaid to former participants        1,711,238        1,075,833

Plan Equity per financial statements      $ 457,559,894    $ 393,901,120

Distributions to former participants
       per Form 5500                      $  30,913,712    $  30,145,125

Distributions payable that are allocated
     but unpaid to former participants       (1,711,238)      (1,075,833)

Prior year distributions payable that
     were paid to former participants in
     the current year                         1,075,833            -

Distributions to former participants per
     financial statements                 $  30,278,307    $  29,069,292


10. ASSET ALLOCATION
As described in Note 2, the participants may elect to invest their contributions in five investment funds and Company contributions are invested in the ESOP Fund. The allocation of assets, liabilities, income and changes in plan equity, among the funds follows on pages F-10 through F-16.

     THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                      STATEMENTS OF FINANCIAL CONDITION

COMPANY STOCK FUND
- ------------------
                                    December 31, 1994   December 31, 1993
                                    -----------------   -----------------
Assets
Investments at market value              $ 46,906,299        $ 42,230,125
Contributions receivable                       70,584              44,799
Investment income receivable                    3,366               1,482
Other receivables                               3,251               3,251
Total assets                             $ 46,983,500        $ 42,279,657

Liabilities & Fund Equity
Security purchases payable               $    359,674        $
Total liabilities                             359,674

Fund equity                                46,623,826          42,279,657

Total liabilities & fund equity          $ 46,983,500        $ 42,279,657


              STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                           Year ended          Year ended
                                    December 31, 1994   December 31, 1993
                                    -----------------   -----------------
Contributions:
  Employees' payroll deductions          $  3,658,367        $  3,439,537
  Lump-sum contributions                       43,873               7,201
  Transfers from other plans                   26,115             201,450

     Total employees' contributions         3,728,355           3,648,188
          and transfers

Transfers from other Savings Plan Funds       760,170              79,538
Interest income                                23,394              11,639
Dividend income                             1,065,064           1,064,212
Net appreciation in the fair
  value of investments                      8,122,755           8,902,525
Withdrawals and terminations               (2,957,562)         (2,521,494)
Trustee fees and expenses                     (23,419)            (19,675)
Transfers to other Savings Plan Funds      (6,374,588)         (1,155,203)

Increase in fund equity                     4,344,169          10,009,730

Beginning fund equity                      42,279,657          32,269,927

Ending fund equity                       $ 46,623,826        $ 42,279,657

     THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                   STATEMENTS OF FINANCIAL CONDITION

FIXED INCOME FUND
- -----------------
                                    December 31, 1994   December 31, 1993
                                    -----------------   -----------------
Assets
Investments at market value              $ 20,181,294        $ 19,382,114
Contributions receivable                       75,837             118,331
Investment income receivable                  312,876             316,714
Other receivables                              30,359              30,359
Total assets                             $ 20,600,366        $ 19,847,518

Liabilities & Fund Equity
Fund equity                              $ 20,600,366        $ 19,847,518

Total liabilities & fund equity          $ 20,600,366        $ 19,847,518


                STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                           Year ended          Year ended
                                    December 31, 1994   December 31, 1993
                                    -----------------   -----------------
Contributions:
  Employees' payroll deductions          $  3,262,850        $  3,070,761
  Lump-sum contributions                       17,861               6,380
  Transfers from other plans                   47,877             595,715
     Total employees' contributions
           and transfers                    3,328,588           3,672,856

Transfers from other Savings Plan Funds     1,028,331             375,317
Interest income                             1,221,043           1,071,224
Net (depreciation) appreciation in
  the fair value of investments            (1,412,249)            159,676
Withdrawals and terminations               (1,437,396)         (1,448,286)
Trustee fees and expenses                     (44,573)            (43,191)
Transfers to other Savings Plan Funds      (1,930,896)           (187,559)

Increase in fund equity                       752,848           3,600,037

Beginning fund equity                      19,847,518          16,247,481

Ending fund equity                       $ 20,600,366        $ 19,847,518

        THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                       STATEMENTS OF FINANCIAL CONDITION

EQUITY FUND
- -----------
                                    December 31, 1994    December 31, 1993
                                    -----------------    -----------------
Assets
Investments at market value              $ 61,335,412         $ 54,792,619
Contributions receivable                      182,699              199,971
Investment income receivable                    2,019                  137
Total assets                             $ 61,520,130         $ 54,992,727

Liabilities & Fund Equity
Fund equity                              $ 61,520,130         $ 54,992,727

Total liabilities & fund equity          $ 61,520,130         $ 54,992,727


                STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                           Year ended           Year ended
                                    December 31, 1994    December 31, 1993
                                    -----------------    -----------------
Contributions:
  Employees' payroll deductions          $ 10,084,086         $  8,104,632
  Lump-sum contributions                       35,600               25,677
  Transfers from other plans                   73,561              253,463
     Total employees' contributions
            and transfers                  10,193,247            8,383,772

Transfers from other Savings Plan Funds     3,288,501            1,839,135
Interest income                                 9,569                1,726
Net appreciation in the fair
  value of investments                      1,124,458            5,717,180
Withdrawals and terminations               (3,468,944)          (3,437,061)
Trustee fees and expenses                    (177,235)            (164,705)
Transfers to other Savings Plan Funds      (4,442,193)            (183,060)

Increase in fund equity                     6,527,403           12,156,987

Beginning fund equity                      54,992,727           42,835,740

Ending fund equity                       $ 61,520,130         $ 54,992,727

       THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                       STATEMENTS OF FINANCIAL CONDITION

CONTRACT INCOME FUND
- --------------------
                                      December 31, 1994   December 31, 1993
                                      -----------------   -----------------
Assets
Investments at market value               $   6,179,884       $  36,740,678
Certus Blended Pool                         158,629,321         128,948,016
Contributions receivable                         41,803              25,835
Investment income receivable                    681,597             665,433
Security sales receivable                        34,920
Total assets                              $ 165,567,525       $ 166,379,962

Liabilities & Fund Equity
Security purchases payable                $     432,113       $      87,863
Total liabilities                               432,113              87,863

Fund equity                                 165,135,412         166,292,099

Total liabilities & fund equity           $ 165,567,525       $ 166,379,962


               STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                             Year ended          Year ended
                                      December 31, 1994   December 31, 1993
                                      -----------------   -----------------
Contributions:
  Employees' payroll deductions           $  10,615,311       $  11,331,729
  Lump-sum contributions                        150,708              12,753
  Transfers from other plans                    194,938             906,519
     Total employees' contributions
         and transfers                       10,960,957          12,251,001

Transfers from other Savings Plan Funds       3,945,114             900,064
Interest income                              10,353,520          13,622,763
Net appreciation (depreciation) in
  the fair value of investments                 265,155          (1,394,567)
Withdrawals and terminations                (14,715,938)        (17,739,703)
Trustee fees and expenses                      (240,743)           (154,139)
Transfers to other Savings Plan Funds       (11,724,752)         (4,951,584)

(Decrease) increase in fund equity           (1,156,687)          2,533,835

Beginning fund equity                       166,292,099         163,758,264

Ending fund equity                        $ 165,135,412       $ 166,292,099

       THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                      STATEMENTS OF FINANCIAL CONDITION


BALANCED FUND
- -------------
                                    December 31, 1994   December 31, 1993
                                    -----------------   -----------------
Assets
Investments at market value              $ 21,979,072        $ 17,321,596
Contributions receivable                       99,575             190,929
Investment income receivable                    1,526               5,698

Total assets                             $ 22,080,173        $ 17,518,223

Liabilities & Fund Equity
Fund equity                              $ 22,080,173        $ 17,518,223

Total liabilities & fund equity          $ 22,080,173        $ 17,518,223


                STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                           Year ended          Year ended
                                    December 31, 1994   December 31, 1993
                                    -----------------   -----------------
Contributions:
  Employees' payroll deductions          $  5,042,137        $  4,160,079
  Lump-sum contributions                        8,441               8,911
  Transfers from other plans                   22,066             224,241
     Total employees' contributions
          and transfers                     5,072,644           4,393,231

Transfers from other Savings Plan Funds     2,219,126           3,875,617
Interest income                                 7,961               7,502
Net appreciation in the fair
  value of investments                         90,063             955,911
Withdrawals and terminations               (1,131,326)           (349,879)
Trustee fees and expenses                     (64,264)            (49,013)
Transfers to other plans
Transfers to other Savings Plan Funds      (1,632,254)             (1,278)

Increase in fund equity                     4,561,950           8,832,091

Beginning fund equity                      17,518,223           8,686,132

Ending fund equity                       $ 22,080,173        $ 17,518,223

     THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                   STATEMENTS OF FINANCIAL CONDITION

LOAN FUND
- ---------
                                     December 31, 1994
                                     -----------------
Assets
Participant Loans Receivable              $ 14,659,980
Total assets                              $ 14,659,980

Liabilities & Fund Equity
Fund equity                               $ 14,659,980
Total liabilities & fund equity           $ 14,659,980


       STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                            Year ended
                                     December 31, 1994
                                     -----------------
Transfers from other Savings
    Plan Funds                            $ 17,347,100
Interest income                                537,177
Withdrawals and terminations                  (354,616)
Transfers to other Savings Plan Funds       (2,869,681)

Increase in fund equity                     14,659,980

Beginning fund equity                            -

Ending fund equity                        $ 14,659,980

        THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                  STATEMENTS OF FINANCIAL CONDITION

ESOP FUND
- ---------
                                     December 31, 1994   December 31, 1993
                                     -----------------   -----------------
Assets
Investments at market value              $ 148,594,413       $ 125,958,351
Contributions receivable                       424,649             397,227
Investment income receivable                    48,406              24,994
Total assets                             $ 149,067,468       $ 126,380,572

Liabilities & Fund Equity
Dividends payable to participants        $   2,394,461       $   2,042,676
Notes payable                               19,733,000          31,367,000
Total liabilities                           22,127,461          33,409,676

Fund equity                                126,940,007          92,970,896

Total liabilities & fund equity          $ 149,067,468       $ 126,380,572


               STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                            Year ended          Year ended
                                     December 31, 1994   December 31, 1993
                                     -----------------   -----------------
Contributions:
  Employer's contributions               $  16,341,467      $   15,417,456

Transfers from other Savings Plan Funds      1,493,719                 331
Interest income                                246,583             157,069
Dividend income - net                          813,637           1,123,665
Net appreciation in the fair
  value of investments                      24,793,468          26,688,639
Withdrawals and terminations                (6,212,525)         (3,572,869)
Interest expense                            (2,399,541)         (3,307,612)
Transfers to other Savings Plan Funds       (1,107,697)           (591,318)

Increase in fund equity                     33,969,111          35,915,361

Beginning fund equity                       92,970,896          57,055,535

Ending fund equity                       $ 126,940,007        $ 92,970,896

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              THE PARKER-HANNIFIN EMPLOYEES'
                              SAVINGS PLUS STOCK OWNERSHIP PLAN


                              BY: ______Michael J. Hiemstra______________
                                        Michael J. Hiemstra
                                  Vice President-Finance & Administration
                                  & Chief Financial Officer


June 26, 1995